This offering is not live or open to the public at this moment.

TurtleWise, Inc.

Give Advice. Get Advice. Change The World.

● Small Raise	⌂ Victor, NY	🏷 Mobile
0	$0	$50k
Reservations	Raised	Reservation Goal

0% funded with 142 days left

Company (/startup/turtlewise)   **Team (/startup/turtlewise/tean**

▶ PLAY VIDEO

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WHAT IS TURTLEWISE?

TurtleWise is an Experience Social Network and Mobile App community that connects users as they seek answers to life's questions. Advice seekers (Explorers) can ask questions of credible, knowledgeable and trustworthy advisors (Gurus) who possess the unique experiences to help others make better life decisions. Most importantly, TurtleWise is an experience site - not an expert site. Anyone with experience or expertise on a particular topic can be a Guru!

The relationship between Explorer and Guru is confidential. An intimate conversation is created within the social network, and real advice is offered across a broad and expanding base of topics (or clusters of excellence) including; Education, Career Management, Politics, Lifestyle/Family, Military, Entrepreneurship and more.

What makes TurtleWise truly unique, is that the Explorer can define who they would like to receive answers from. By specifying the experience or demographics of their ideal Guru, the Explorer increases their chances of receiving useful advice. We've combined the best aspects of personal networks with the breadth and reach of online crowd-sourced

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sites. TurtleWise provides a new path for advice seekers!

OUR MISSION

The mission of TurtleWise is to transform the way people give and receive advice. To provide for deeper, more meaningful engagements that result in better advice and can lead to one-off or life-time mentoring. We believe that better advice leads to better decisions. And better decisions will change the world, one person at a time!

The history of mentorship dates back to Homer's Odyssey, where Athena takes on the appearance of an old, yet wise man, which guides young Telemachus through a difficult journey.

Millions of people around the world have benefited from having a mentor, where the guidance and advice of a more experienced individual have contributed to reaching greater success in their life.

Unlike crowd-sourced Q&A sites that use opinions from random people of unknown qualifications, TurtleWise provides:

Through this Title III crowd-funding campaign, we want to grow and establish a network of trusted, and

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credible advisors that guide our users through life's journey and answer it's complicated questions.

WHY INVEST?

This is an historic opportunity. For the first time, individual investors can take part in Title III Equity Investment in start-up companies! Equally exciting is the opportunity to invest in a company that wants to change the way we seek advice on the Internet. When you invest in TurtleWise you invest in a business that wants to change the world, one great decision at a time. Our hope is that you feel good as you help us help people, as they seek answers to life's questions. And as TurtleWise grows, our goal is to generate great returns for our investors. Finally, you'll get some cool swag for joining our fundraising effort.

CURRENT & PROJECTED USERS

SIX INITIAL CLUSTERS OF EXCELLENCE

The Cluster's of Excellence are the first areas of expertise where our users have the deepest knowledge. We believe this initial number has the chance to grow exponentially, from the original six to an emerging 50+ Clusters.

OUR GOAL

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With over 279 Million US internet users (2014) and nearly 72% (200M) of them seeking advice online, TurtleWise plans on providing this large demographic a platform to receive trusted, and credible knowledge by real-life mentors. With the emergence of social media, which has 173 Million Active Users in the US, nearly 122 Million of those users are considered social advice seekers. We've created an innovative network which changes the way people communicate and add value to one another.

TurtleWise has a goal of attracting a user base 3 Million from this market and expanding its subscriber base to nearly 300K by 2021. With this number of users generating ongoing questions within the application, and mentors providing advice, if successful, we will have created a network of continual knowledge circulating amongst the TurtleWise community.

WHAT WE'VE DONE

THE FUTURE OF TURTLEWISE

ROADMAP
PROJECTED REVENUE

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With your help, TurtleWise hopes to continue to better the lives of its users and grow into new corporate channels to include healthcare, education, government, and talent management.

Our plan includes increasing traction in other countries and introducing new features based on user input. We hope to deepen our relationships with our existing partners while creating new partnerships for mutual benefit. We anticipate providing customized advertising linked to search interest to those users who want it.

PERFORMANCE AND KEY METRICS

WHY TURTLEWISE IS DIFFERENT

We're different than any other social networking platform because we bridge the gap between crowd sourced Q&A sites and your personal network of friends and family. The idea is you build a profile, ask a question and get an answer from a specific group of credible advisors that you have chosen.

Typical advice comes through one of two path's; personal networks or crowd sourced Q&A. TurtleWise offers a unique third path that combines the best of both.

INVESTOR PERKS

minimum investment is is $91 = 100 shares

TURTLEWISE TEAM

LINKS & RESOURCES (http://www.sxsw.com/interactive/exhibitions/spotlights/startup-spotlight)

Videos

How to get advice (http://t.sidekickopen01.com/e1t/c/5/f18d Qhb0S7lC8dDMPbW2n0x6l2B9nMJW7t5 XX45wLWszVdDWrn2zGJTqW2zq3QW56 dP_Jf6r537Y02? t=https%3A%2F%2Fturtlewise.wistia.co m%2Fmedias%2Fw6wrh4r0kq&si=49714 06612234240&pi=8c9850de-d5df-42fa-ca88-d7046c582f8f) on TurtleWise

How to give advice (http://t.sidekickopen01.com/e1t/c/5/f18d Qhb0S7lC8dDMPbW2n0x6l2B9nMJW7t5 XX45wLWszVdDWrn2zGJTqW2zq3QW56 dP_Jf6r537Y02? t=https%3A%2F%2Fturtlewise.wistia.co m%2Fmedias%2F58ejw6sx1u&si=49714 06612234240&pi=8c9850de-d5df-42fa-ca88-d7046c582f8f)on TurtleWise

Setting Up Your TurtleWise Profile (http://t.sidekickopen01.com/e1t/c/5/f18d Qhb0S7lC8dDMPbW2n0x6l2B9nMJW7t5 XX45wLWszVdDWrn2zGJTqW2zq3QW56 dP_Jf6r537Y02? t=https%3A%2F%2Fturtlewise.wistia.co

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m%2Fmedias%2F4enyz2xnvh&si=49714
06612234240&pi=8c9850de-d5df-42fa-
ca88-d7046c582f8f)

Articles

SXSX 2016
(http://www.sxsw.com/interactive/exhibiti
ons/spotlights/startup-spotlight) Startup
Spotlight

TurtleWise Builds Network for Better
Decision Making
(http://www.themetropreneur.com/columb
us/turtlewise-builds-network-for-better-
decision-making/) - The Metropreneur

Get Advice, Give Advice and Change the
World with Turtlewise
(http://www.smarthustle.com/turtlewise-
social-advice-service-for-business/). . . -
Smart Hustle Magazine

Forbes
(http://www.forbes.com/sites/chancebarn
ett/2015/10/30/sec-approves-title-iii-of-
jobs-act-equity-crowdfunding-with-non-
accredited/#61c8caa26535) Writer Kathy
Caprino, Offers Advice - TurtleWise
Blogger

Huffington Post
(http://www.huffingtonpost.com/ivo-
lukas/the-importance-of-
mentorship_b_3179215.html) The
importance of Mentorship

Entrepreneur
(https://www.entrepreneur.com/slideshow
/249233) 5 Business Leaders on the
Power of Mentorship

Tech Crunch
(http://techcrunch.com/2015/03/22/ment
ors-are-the-secret-weapons-of-
successful-startups/) on Mentorship

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About

Blog
(http://blog.startengine.com/)

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How It Works (/how)

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(https://startengine.zendesk.com/hc/en-us)

Connect

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(https://www.facebook.com/pages/StartEngine/728579673872142)

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(https://twitter.com/StartEngineLA)

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Join

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(/section-17-b-disclosure)

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based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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This offering is not live or open to the public at this moment.

TurtleWise, Inc.

Give Advice. Get Advice. Change The World.

● Small Raise	⌂ Victor, NY	◆ Mobile
0	$0	$50k
Reservations	Raised	Reservation Goal

0% funded with 142 days left

Company (/startup/turtlewise)   **Team (/startup/turtlewise/tean**

▶ PLAY VIDEO

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Kevin Walker

FOUNDER/CHIEF EXECUTIVE OFFICER

20%+ Partner

Chris Hone

CO-FOUNDER/CHIEF SALES OFFICER

About

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(http://blog.startengine.com/)

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Facebook
(https://www.facebook.com/pages/StartEngine/728579673872142)

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(https://twitter.com/StartEngineLA)

Join

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How It Works (/how)

FAQs
(https://startengine.zendesk.com/hc/en-
us)

Careers
(https://jobs.lever.co/startengine)

Terms of Use (/terms)

Privacy Policy (/privacy)

Section 17(b) Disclosure
(/section-17-b-disclosure)

Disclaimer
(/assets/Disclaimer.pdf)

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IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use (/terms) and Privacy Policy (/privacy), as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the Site are of two types: 1) JOBS Act Title IV - Regulation A+ offerings and 2) JOBS Act Title III – Regulation Crowdfunding offerings. Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section (https://startengine.zendesk.com/hc/en-us). Each type of offering is presented on this Site in separate workflows. Generally, Regulation A+ and Crowdfunding offerings have important differences in limits on the amount a company can raise in an offering, how they can conduct the offering, limits on the amount an investor can invest per offering and annually, and most importantly - differences in when an investor can resell the securities. In particular, securities purchased in a Title III Regulation Crowdfunding offering cannot be sold for one year from purchasee, but even after this time, there may be no resale market available. All securities offered by companies on this Site involve high levels of risk. ***Only invest an amount that you can afford to lose and will not impact your lifestyle.***

Neither the SEC nor any state regulator or other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials or information posted on the Site. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither StartEngine Crowdfunding nor StartEngine Capital is an investment advisor or broker-dealer and neither engages in any activities requiring any such registration. Neither gives investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

This offering is not live or open to the public at this moment.

TurtleWise, Inc.

Give Advice. Get Advice. Change The World.

● Small Raise   🏠 Victor, NY   🏷 Mobile

0	$0	$50k
Reservations	Raised	Reservation Goal

0% funded with 142 days left

Company (/startup/turtlewise)   **Team (/startup/turtlewise/team**

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Offering Terms

TurtleWise, Inc.



TURTLEWISE

Up to 1,098,900 Shares of Common Stock
Minimum purchase: 100 Shares ($91.00)

We are offering a maximum of 1,098,900 shares of common stock on a "best efforts" basis. The offering may continue until the earlier of December 31, 2016 (which date may be extended at our option) or the date when all shares have been sold. See our Offering Circular for a description of our capital stock.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 227 of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov. (http://www.investor.gov.)

There is currently no trading market for our common stock and we cannot guarantee that such a trading market for our common stock will ever exist.

These are speculative securities. A crowdfunding investment involves significant risks. You should not invest any funds in this offering

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unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See the full list of risk factors included in our Offering Circular.

	Number of Shares	Price to Public	Underwriting discounts and commissions (1)	Proceeds to issuer (2)
Per share:	1	$0.91	$0.00	$0.91
Total Maximum:	1,098,900	$999,999	$0.00	$999,999

(1) We do not intend to use commissioned sales agents or underwriters.

(2) Does not include expenses of the offering, including professional fees, costs of blue sky compliance, escrow fees and the fees and costs of posting offering information on StartEngine.com, estimated to be $120,250 in the aggregate for the maximum offering amount. See our Offering Circular for a more detailed breakdown

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

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OFFERING SUMMARY

The following summary highlights selected information contained in our offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in our offering circular, including, but not limited to, the risk factors listed. References to "we," "us," "our," or the "company" mean TurtleWise, Inc.

Our Company

TurtleWise, Inc. ("TurtleWise" or the "Company") provides an online community where its members help each other resolve meaningful issues. Through the Company's website, www.TurtleWise.net (http://www.TurtleWise.net) (the "Website") and mobile Application (the "App") users can seek and obtain advice from a community of people who have experience with the issue being faces by the advice seeker; not just opinions from an unqualified member of the public. Members of the TurtleWise community will be able to ask questions of specific demographic groups, earn in-site credentials, cash and prize awards. Users may discuss their issues with user-selected advisors via chat – adding validity and intimacy to the advice being offered. Advisors have an opportunity not just to answer questions, but to be seen as an expert advisor and mentor within the TurtleWise community.

This Offering

Securities Offered: Maximum of 1,098,900 shares of common stock ($999,999)

Common Stock outstanding before the Offering: 10,603,000

Common Stock outstanding after the Offering: 11,701,900

Use of proceeds: The net proceeds of this offering will be used primarily to enhance and promote the Website and the App and

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to hire critical team members including developers, daily operations staff and customer care associates.

Risk factors: Investing in our shares involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

Valuation

There are various methods for computing the fair market value of common stock for entities such as TurtleWise, none of which can be guaranteed. In this instance, we have utilized the Venture Capital Method, which was first described by Professor William Sahlman at Harvard Business School in 1987.[1]

 The VC Method utilizes the following formula: Post-Money Valuation = Terminal (or Harvest) Value divided by the Anticipated Return on Investment (ROI).

Terminal Value is the anticipated price for the future sale of the company, which is based on a reasonable expectation of revenues in the year of the sale and, based on those revenues, estimating earnings in the year of the sale from industry-specific statistics. We then subtract the amount that we raise in this Offering from the Post-Money Valuation to obtain the Pre-Money Valuation.

In this instance, based on our projections, we have computed a Terminal Value of $105.5 million and assumed an anticipated ROI at the end of year 5 equal to 10X. This results in a Post-Money Valuation of $10.6M, and a Pre-Money Valuation, assuming we raise the Maximum Offering Amount, of $9.6 million.

In the future, TurtleWise may be valued using other available methods of valuing early stage companies, such as the Comparison Method in which the

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Company is compared with other companies in a similar line of business. The Equity Net Method or Scorecard Method may also be used to determine a value of the Company. If we are profitable, a Discount Cash Flow Method may be used.

_____

[1] Source: (https://testing.startengine.com/#_ftnref1) (http://www.entrepreneurship.org/resource-center/valuation-of-prerevenue-companies--the-venture-capital-method.aspx)http://www.entrepreneurship.org/resource-center/valuation-of-prerevenue-companies--the-venture-capital-method.aspx (http://www.entrepreneurship.org/resource-center/valuation-of-prerevenue-companies--the-venture-capital-method.aspx)

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets	$87,772.00 USD	$0.00 USD
Cash & Cash Equivalents	$86,424.00 USD	$0.00 USD
Accounts Receivable	$0.00 USD	$0.00 USD
Short-term Debt	$341,326.00 USD	$0.00 USD
Long-term Debt	$0.00 USD	$0.00 USD
Revenues / Sales	$0.00 USD	$0.00 USD

Costs of Goods Sold	$0.00 USD	$0.00 USD
Taxes Paid	$0.00 USD	$0.00 USD
Net Income	-$253,544.00 USD	$0.00 USD

Finances

> ### Balance Sheet
> **Download (https://startenginebetadev.s3.amazonaws.com/production/startups/turtlew**

> ### Income Statements
> **Download (https://startenginebetadev.s3.amazonaws.com/production/startups/turtlew**

> ### Statement of Cash Flow
> **Download (https://startenginebetadev.s3.amazonaws.com/production/startups/turtlew**

> ### Statement of Changes in Equity For Past 2 Years
> **Download (https://startenginebetadev.s3.amazonaws.com/production/startups/turtlew**

> ### Anticipated Business Plan
> **Download (https://startenginebetadev.s3.amazonaws.com/production/startups/turtlew**

> ### Any Related Party Transaction
> **Download (https://startenginebetadev.s3.amazonaws.com/production/startups/turtlew**

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Description of Intended Use of Proceeds

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/turtlew

Ownership and Capital Structure

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(https://startenginebetadev.s3.amazonaws.com/production/startups/turtlew

Material Terms of Any Indebtedness

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(https://startenginebetadev.s3.amazonaws.com/production/startups/turtlew

Financial Condition

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(https://startenginebetadev.s3.amazonaws.com/production/startups/turtlew

Background of Directors and Officers

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(https://startenginebetadev.s3.amazonaws.com/production/startups/turtlew

Independent Accountant's Review

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(https://startenginebetadev.s3.amazonaws.com/production/startups/turtlew

Any Events Triggering Disqualification

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(https://startenginebetadev.s3.amazonaws.com/production/startups/turtlew

Footnotes

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(https://startenginebetadev.s3.amazonaws.com/production/startups/turtlew

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Offering Circular

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(https://startenginebetadev.s3.amazonaws.com/production/startups/turtlew

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risk associated with **TurtleWise, Inc.:**
An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key

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challenges and material risks to our business and an investment in our securities.

Development Stage Business

The Company was formed on March 18, 2015. The Company has not yet generated revenue. The Company's proposed operations are subject to all business risks associated with new enterprises. The Company still has software development work to undertake successfully to have a commercially viable product. Further, the Company's development schedules may be altered as a result of the discovery of software bugs, performance problems, or changes to the product specifications in response to customer requirements, market developments, or Company initiated changes. Changes in product specifications may delay completion of documentation, or testing, which may in turn, affect the release of the product. When developing complex software products, the technology market may shift during the development cycle, requiring the Company to either enhance or change a product's specifications to meet a customer's needs. These factors may cause a product to enter the market behind schedule, which may adversely affect the market acceptance of the product or place it a disadvantage to a competitor's product that has already gained market share or market acceptance during the delay. There is a possibility that the Company could sustain losses in the future. There can be no assurances that the Company will ever operate profitably.

Competition

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The Company will face competition from existing and new entrants. There can be no assurance that the Company's competitors will not develop products or services that may be more effective than the Company's current or future products or that the Company's software would not be rendered obsolete by such developments.

Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger installed customer bases, and significantly greater financial, technical, and marketing resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. There can be no assurances that the Company's customers will not perceive the services or products of such other companies substitutes for our products.

Closing of the Offering

Situations could occur where the Company is not able to close the Offering including but not limited to the following: (i) the Company may not be able to create the products or produce the demand necessary to prove its business concept and in turn to make the Offering, (ii) the Company may not raise funds sufficient to close the Offering, or (iii) expenses may exceed estimates and seed capital needs may not be met.

If the Offering is not closed, the Investors' only recourse may be to secure the repayment of the principal and interest of their loans from the Company. In such a case, the expected conversion of the Investors' debt into an equity security would not take place and the anticipated benefit of equity ownership would not occur.

Inadequacy of Funds

The Company is thinly capitalized. If only a fraction of this Offering is sold, or if certain assumptions contained in our business plan prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans. If expenses and anticipated uses of funds exceed those anticipated by the Company, there may be insufficient funds to pay back the Investors' loans.

Dependence on Key Personnel and Management

In the early stages of development, the Company's business will be significantly dependent on the Company's management team and technical, marketing and sales personnel that the Company will recruit in the early stages. There is shrewd competition in the industry to hire and retain qualified personnel, and the Company will actively search for qualified personnel as the Company grows. In the event the Company were to lose a key member of management or key personnel, the Company may not be able to find a replacement within a time frame that would avoid an adverse material impact.

Risks of Borrowing

The Company may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a

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material adverse effect on the Company's business, results of operations or financial condition.

Management Discretion as to Use of Proceeds

The success of the Company will be substantially dependent upon the discretion and judgment of our management team with respect to application and allocation of the proceeds of this Offering.

Control by Majority Stockholder

The Company's sole director and majority owner is Kevin Walker. Investors will not be able to control the management of the Company.

Intellectual Property Rights

The Company does not currently hold any patent or intellectual property right protections for its products. The Company is in the process of trademarking the TurtleWise logo, name and tagline and copywriting its use on the Website, the App and several marketing items. The Company is also planning on filing a patent application in the near future. There is the risk that the Company will be unable to successfully register its intellectual property.

The Company is not aware of any intellectual property infringements with its product or service. If an outside party inferred an intellectual property infringement and we are not ultimately successful in defending ourselves against these claims in litigation, we may not be able to sell a particular product or family of products due to an injunction, or we may have to license the technology or pay damages that could, in turn, harm our results of operations.

Dilution

Kevin Walker, as the sole director of the Company, has sole authority to authorize the Company to issue additional shares of the Company's stock and to establish the rights and preferences with respect to such additional shares, including preferences on liquidation that may be senior to the Shares. In addition, the Company intends to reserve 2,171,725 shares of common stock for issuance as incentive equity compensation to members of the Company's management team, directors and consultants. The Company also has the ability to issue shares of preferred stock with terms and preferences to be determined in the sole discretion of the board of directors. Preferred stock would likely be senior to the Company's common stock on liquidation and may have other preferential rights such as the right to appoint a director or a right to receive a preferred return on investment. In addition, future issuances of preferred or common stock by the Company may dilute a purchaser's investment.

Limited Transferability and Liquidity

Each Investor agrees that such Investor acquires the Shares for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of the Units. No public market exists for the Shares and no market is expected to develop.

Projections: Forward Looking Information

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and are based on management's best estimate

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of the probable results of operations of the Company, and have not been reviewed by Company's independent accountants. These projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Additional Disclosures

Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by the Company.

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TurltleWise Video Transcript

0:00

the difference between a good life and a great life is great decisions great

0:04

decisions are formed by great advice and that's why travel wise was launched hi

0:09

I'm Kevin Walker founder and CEO title wise a social advice network despite the

0:16

ubiquity of the Internet

0:17

there's really no place to find credible trusted advice typically there are two

0:22

pathways for advice on the one hand you go to your personal network which may be

0:26

limited or if you have a confidential question you may not want to share or

0:30

you go to the internet you do a generic search with people that you're not sure

0:35

of their credentials they're somewhat unverified internalized brings together

0:39

the best of both of those pass creating a new path trusted credible network with

0:46

the reach and the immediacy of the Internet

0:49

internalize we have advice givers and if I seekers we call our advice givers

0:54

gurus and we call life I seekers explores their uniquely matched by

0:58

characteristics that are selected by the Explorer to make sure that the advice

1:02

exchange is credible trustworthy and value hi I'm Chris hoene co-founder and

1:10

chief sales officer fertilized

1:12

came to me with the idea of internalized two and a half years ago and I could see

1:16

immediately

1:17

that it was a completely unique approach to helping people find advice to get

1:23

answers to life's questions so the idea fertilized came from my own personal

1:27

life experiences my mom had me when she was 16 she was a single mom and we lived

1:33

in a very impoverished neighborhood in washingtonDC all I would say that I

1:38

wouldnt mind of becoming a West Point graduate of warning graduate successful

1:43

executive what was different I got some great advice along the way with Turtle

1:47

wise we're gonna change those odds for others when we launched fertilized at

1:51

South by Southwest in 2016 it became readily apparent that we had a

1:56

tremendous opportunity for growth with a a phenomenal and unique product we've

2:03

got opportunities for enterprise applications for vertical applications

2:08

within universities and the service academies the level of enthusiasm and

2:13

excitement that we saw amongst the participants at South by Southwest was

2:18

tremendous 240 million internet users in a recent Gallup survey found that in

2:23

2014 seventy-two percent of Internet users sought advice on the internet on a

2:28

weekly basis

2:29

turn away is built on a sound business model

2:33

with multiple revenue streams that will allow us to scale and expand globally

2:38

never before has it been possible for anyone to invest in startups from an

2:45

equity standpoint start engine has changed that by giving us a platform to

2:50

reach individual investors that want to take part in this unique concept to

2:56

realize we've changed the way investors can support companies internalize will

3:02

change the way people get advice and make decisions if good advice and great

3:08

decisions are important to you

3:10

we invite you to come on board to invest internalized thank you so much for your

3:14

support not just for me but the thousands of people that will benefit

3:19

from the great advice internalize